

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Marc Wiener
Chief Executive Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road - Suite 304
Westbury, NY 11590

> **Re: Optimus Healthcare Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2022**
> **File No. 333-261849**

Dear Mr. Wiener:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2022 letter.

Amended Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your disclosure here and on page 7 of the risk factors in response to comment 8, however, it does not appear that you have revised your Summary to highlight your accumulated deficit and the going concern language in your audit report. Please revise accordingly.

Risk Factors, page 8

2. We note your response to comment 2 and reissue the comment in part. Please address any risks investors should consider in light of Mr. Wiener's position with regards to VaccinationsRx. Please also update your disclosure in the section "Certain Relationships

and Related Party Transactions." In this regard, we note your revised disclosure that the VaccinationsRx stock purchase agreement was for $350,000. See Item 404(d) of Regulation S-K.

3. We note your response to comment 27 and reissue in part. Please revise your risk factor section to disclose any associated risks with the PPP loan, including, but not limited to the risk that all or parts of the loan may not be forgiven, if true.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

4. Please revise to expand your discussion to provide a quantified analysis of the significant drivers behind material changes in your results of operations. For example, for the nine months ended September 30, 2021, you attribute the change in gross profit to the studies in progress at the time and the mix of gross profits on the various studies. However, you note these factors without providing information on the types of studies, why the number has fluctuated or how the gross margin varies between these studies. For each period discussed, please quantify the changes and the impact of changes on the material drivers and discuss the underlying causes for these changes as is relates to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements, page F-1

5. We note from your disclosure in note 3 on page F-10 that your financial statements for the period ended September 30, 2021 and December 31, 2020 were restated. Please label your financial statements for the applicable periods as restated in accordance with ASC 250.

8. Business acquisition, page F-13

6. You note in your response to comment 14 that the asset test pursuant to Rule 3-05 of Regulation S-X was the most significant at 13.4%. Considering you acquired AdhereRx for $4.6 million and your total assets at December 31, 2020 were $2.0 million, please tell us how you considered the acquisition insignificant under the investment test of Rule 3-05 of Regulation S-X and provide us with your calculations.

7. We have reviewed your response and revised disclosure to comment 15 and 16 noting your original determination of $4,721,772 of goodwill has now been identified as an intangible asset, software development costs, that is being amortized. Please provide us with a detailed discussion of how you considered the guidance in ASC 805-20-25-10 in your determination that goodwill is now an identifiable intangible asset. In addition, it appears that you have valued the software development costs at the residual value of the transaction and not fair value as required under ASC 805-20-30-1. Please clarify or revise.

8. We have reviewed your response to comment 17. Per review of section 2.6 of Exhibit 2.3

it appears that 400,000 shares will be held in escrow until a "Holdback Release Event". Please address the following:

- Please clarify if the 400,000 shares held back in escrow are the shares that will be issuable upon satisfaction of certain milestones being referenced in your disclosure.
- Please clarify if the company has identified these shares as contingent consideration under ASC 805-10-20.
- If the company considers these shares contingent consideration, please tell us how the company has accounted for this shares. Please refer to the guidance in ASC 805-30-25-6.

Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended September 30, 2021
7. Reverse merger, page F-13

9.   We have reviewed your response and revised disclosure to comment 13 noting it does not appear to fully address our comment. Please tell us how you accounted for the $425,000 CRAAC loaned that was exchanged for the increase in the CRAAC ownership and cite the specific authoritative accounting literature to support your accounting treatment.

16. Convertible Notes Payable, page F-16

10.   We have reviewed your response to comment 18 and note your revised disclosure. Please provide us with your calculations and assumption utilized as it relates to the allocation of the proceeds of the convertible debt. Please tell us how this valuation or allocation complies with ASC 470-20-30.

Report of Independent Registered Public Accounting Firm, page F-19

11.   Please obtain an audit report that includes an explanatory language with regards to the correction of the material misstatements in previously issued financial statements. Refer to paragraph .18 of AS 3101.

2. Summary of Significant Accounting Policies, page F-24

12.   Please disclose your capitalization policy for your internal-use software, including its useful life over which it is amortized. In addition, tell us how you determined the useful life of the software.

Notes to Consolidated Financial Statements for the Fiscal Year Ended December 31, 2020
1. Nature of Operations, page F-24

13.   We have reviewed your response to comment 21 noting it did not fully address our comment, therefore it is being reissued. Please address the following:

• Please tell us how the acquisition of the 51% interest in Clinical Research Alliance

Acquisition Corp. by Optimus Healthcare Services, Inc. was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.

• We note from the disclosure on page 3 that on November 25, 2020, Clinical Research Alliance Acquisition Corp. acquired 100% of the outstanding equity interests in Clinical Research Alliance, Inc.. Please tell us how this transaction was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.

General

14.   We note your response to comment 26 and we reissue the comment in part. Please revise to fully discuss the material effects that COVID-19 has had on your results of performance and operations by expanding and quantifying your disclosure. For example, in addition to the examples stated in the prior comment, you revise to disclose that COVID-19 did impact the number of new trials at CRA that were initiated in 2020 and 2021, however, you do not quantify such impact. Please refer to CF Disclosure Guidance: Topic No. 9, which is available on our website.

        You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Cohen